UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.    )*

SunEdison, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

David B. Charnin

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Name of Reporting Person. Strategic Value Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,713,224 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,713,224 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,713,224 (1)
12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (9) 40.6% (2)
14.	Type of Reporting Person OO, IA

(1)	Consists of (i) 4,465,021 shares beneficially owned by Strategic Value Partners, LLC, as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 4,459,000 shares beneficially owned by SVP Special Situations III LLC, as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 631,428 shares beneficially owned by SVP Special Situations IV LLC, as the investment manager of Strategic Value Special Situations Master Fund IV, L.P. and 2,157,775 shares beneficially owned by SVP Special Situations III-A LLC, as the investment manager of Strategic Value Opportunities Fund, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC, as the managing member of each such investment manager entity.
(2)	Based on 28,833,208 shares of Common Stock outstanding as of December 29, 2017, based on information provided by SunEdison, Inc. (the “Issuer”).

CUSIP No. N/A

1.	Name of Reporting Person. SVP Special Situations III LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,459,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,459,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,459,000 (1)
12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (9) 15.5% (2)
14.	Type of Reporting Person OO, IA

(1)	Consists of 4,459,000 shares beneficially owned by SVP Special Situations III LLC, as the investment manager of Strategic Value Special Situations Master Fund III, L.P.
(2)	Based on 28,833,208 shares of Common Stock outstanding as of December 29, 2017, based on information provided by the Issuer.

CUSIP No. N/A

1.	Name of Reporting Person. SVP Special Situations IV LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 631,428 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 631,428 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 631,428 (1)
12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (9) 2.2% (2)
14.	Type of Reporting Person OO, IA

(1)	Consists of 631,428 shares beneficially owned by SVP Special Situations IV LLC, as the investment manager of Strategic Value Special Situations Master Fund IV, L.P.
(2)	Based on 28,833,208 shares of Common Stock outstanding as of December 29, 2017, based on information provided by the Issuer.

CUSIP No. N/A

1.	Name of Reporting Person SVP Special Situations III-A LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,157,775 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,157,775 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,157,775 (1)
12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (9) 7.5% (2)
14.	Type of Reporting Person OO, IA

(1) Consists of 2,157,775 shares beneficially owned by SVP Special Situations III-A LLC, as the investment manager of Strategic Value Opportunities Fund, L.P.

(2) Based on 28,833,208 shares of Common Stock outstanding as of December 29, 2017, based on information provided by the Issuer.

CUSIP No. N/A

1.	Name of Reporting Person. Victor Khosla
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,713,224 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,713,224 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,713,224 (1)
12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (9) 40.6% (2)
14.	Type of Reporting Person IN, IA

(1) Consists of (i) 4,465,021 shares beneficially owned by Strategic Value Partners, LLC, as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 4,459,000 shares beneficially owned by SVP Special Situations III LLC, as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 631,428 shares beneficially owned by SVP Special Situations IV LLC, as the investment manager of Strategic Value Special Situations Master Fund IV, L.P. and 2,157,775 shares beneficially owned by SVP Special Situations III-A LLC, as the investment manager of Strategic Value Opportunities Fund, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC, as the managing member of each such investment manager entity. Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations IV LLC and SVP Special Situations III-A LLC.

(2) Based on 28,833,208 shares of Common Stock outstanding as of December 29, 2017, based on information provided by the Issuer.

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of SunEdison, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is Two CityPlace Drive, Suite 200, St. Louis, Missouri 63141.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of (i) Strategic Value Partners, LLC, a Delaware limited liability company (“SVP”), SVP Special Situations III LLC, a Delaware limited liability company (“SVP III”), SVP Special Situations IV LLC, a Delaware limited liability company (“SVP IV”), SVP Special Situations III-A LLC, a Delaware limited liability company (“SVP III-A”), and Victor Khosla (each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), however this filing shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.

The shares of Common Stock reported herein as beneficially owned by SVP are directly held by Strategic Value Master Fund, Ltd., a Cayman Islands exempted company. SVP is the investment manager of, and exercises investment discretion over, Strategic Value Master Fund, Ltd. SVP beneficially owns shares beneficially owned by SVP III, SVP IV and SVP III-A, as managing member of each such investment manager entity. SVP is indirectly majority owned and controlled by Mr. Khosla.

The shares of Common Stock reported herein as beneficially owned by SVP III are directly held by Strategic Value Special Situations Master Fund III, L.P., a Cayman Islands exempted limited partnership. Each of Strategic Value Special Situations Fund III, L.P., a Delaware limited partnership, and Strategic Value Special Situations Offshore Fund III, L.P., a Cayman Islands exempted limited partnership, holds limited partnership interests in Strategic Value Special Situations Master Fund III, L.P. SVP III is the investment manager of, and exercises investment discretion over each of Strategic Value Special Situations Master Fund III, L.P., Strategic Value Special Situations Fund III, L.P. and Strategic Value Special Situations Offshore Fund III, L.P. SVP is the managing member of SVP III. SVP III is indirectly majority owned and controlled by Mr. Khosla.

The shares of Common Stock reported herein as beneficially owned by SVP IV are directly held by Strategic Value Special Situations Master Fund IV, L.P., a Cayman Islands exempted limited partnership. Each of Strategic Value Special Situations Fund IV, L.P., a Delaware limited partnership, and Strategic Value Special Situations Offshore Fund IV, L.P., a Cayman Islands exempted limited partnership, holds limited partnership interests in Strategic Value Special Situations Master Fund IV, L.P. SVP IV is the investment manager of, and exercises investment discretion over each of Strategic Value Special Situations Master Fund IV, L.P., Strategic Value Special Situations Fund IV, L.P. and Strategic Value Special Situations Offshore Fund IV, L.P. SVP is the managing member of SVP IV. SVP IV is indirectly majority owned and controlled by Mr. Khosla.

The shares of Common Stock reported herein as beneficially owned by SVP III-A are directly held by Strategic Value Opportunities Fund, L.P., a Cayman Islands exempted limited partnership. SVP III-A is the investment manager of, and exercises investment discretion over, Strategic Value Opportunities Fund, L.P. SVP is the managing member of SVP III-A. SVP III-A is indirectly majority owned and controlled by Mr. Khosla.

(b) The principal business address of each Reporting Person is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830.

(c) Each of the Reporting Persons is engaged in the business of investing. Set forth in Schedule A hereto are the names, business addresses, present principal occupations and citizenships of the executive officers, directors and control persons, as applicable, of each of the Reporting Persons.

(d) During the last five years, none of the Reporting Persons or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The state of organization for each of the Reporting Persons other than Mr. Khosla is Delaware. Mr. Khosla and the persons set forth in Schedule A are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On April 21, 2016, the Issuer and certain of its subsidiaries (collectively, the “Debtors”) commenced chapter 11 cases in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) by filing voluntary petitions for relief under chapter 11 of title 11 of the United States Code. On July 28, 2017, the Bankruptcy Court entered an order confirming the Second Amended Joint Plan of Reorganization of SunEdison, Inc. and Its Debtor Affiliates, dated July 20, 2017 (as amended and supplemented from time to time and including all exhibits and supplements thereto, the “Plan”), and on December 29, 2017 (the “Effective Date”), the Plan became effective pursuant to its terms and the Debtors emerged from bankruptcy. All previously issued and outstanding equity interests in the Issuer (which include the Issuer’s prior common stock, $0.01 par value per share) were automatically cancelled and extinguished as of the Effective Date.

On June 8, 2017, the Issuer entered into an Amended and Restated Equity Commitment Agreement (together with all amendments, exhibits and schedules thereto, the “Equity Commitment Agreement”), by and between the Issuer and the Backstop Purchasers (as defined therein) party thereto.

In connection with the Equity Commitment Agreement, the Issuer entered into a backstop commitment agreement (the “Backstop Commitment Agreement”), with the Backstop Purchasers, pursuant to which the Backstop Purchasers agreed to provide up to a $300.0 million commitment to backstop the Rights Offering (as defined further below). In accordance with the Plan, the Equity Commitment Agreement, and certain rights offering procedures, the Issuer offered eligible creditors, including the Backstop Purchasers, shares of Common Stock of the reorganized Issuer (among other consideration) (the “Rights Offering”).

In connection with the effectiveness of the Plan, Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund III, L.P., Strategic Value Special Situations Master Fund IV, L.P. and Strategic Value Opportunities Fund, L.P. (collectively, the “Funds”) (i) received 362,500.83 shares of Common Stock in connection with their claims against the Debtors, (ii) acquired 10,436,407.50 shares of Common Stock in connection with the Rights Offering and (iii) received 914,315.50 shares of Common Stock as consideration in the form of a premium for their commitment pursuant to the Backstop Commitment Agreement.

The source of funds for the 10,436,407.50 shares of Common Stock which were acquired pursuant to the Rights Offering was the working capital, or funds available for investment, of the Funds.

Item 4. Purpose of Transaction.

The Funds (i) received Common Stock in connection with their claims against the Debtors, (ii) acquired Common Stock in connection with the Rights Offering for investment purposes and in the ordinary course of their investment trading business and to provide working capital to support the Issuer’s operations upon emergence from bankruptcy and (iii) received Common Stock as consideration in the form of a premium for their commitment pursuant to the Backstop Commitment Agreement.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities and accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer.

(a) — (b) The information requested by these subsections is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) On December 29, 2017, the Funds received an aggregate of 11,713,224 shares of Common Stock pursuant to the Plan.

(d) Except as described in this statement, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1 — Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2018

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS IV LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

/s/ Victor Khosla
Victor Khosla